[Translation]
                                                                November 2, 2009
To Whom It May Concern:

                         Company Name: Daihatsu Motor Co., Ltd.
                         Name and Title of Representative:
                            Teruyuki Minoura, President
                         (Code Number: 7262
                             The first sections of the Tokyo Stock
                              Exchange and the Osaka Stock Exchange)
                         Name and Title of Contact Person:
                            Hiroshi Kajikawa, Operating Officer General Manager, Finance, Accounting & Cost Management Division
                         Telephone Number: 072-754-3062
                         (The Parent Company of Daihatsu Motor Co., Ltd.) Company Name: Toyota Motor Corporation
                         Name and Title of Representative:
                            Akio Toyoda, President
                         (Code Number: 7203
                            Securities exchanges throughout Japan)


            Notice Concerning Amendments to the Forecasts for FY2010
            --------------------------------------------------------

We, Daihatsu Motor Co., Ltd. (the "Company"), hereby announce the difference between our semi-annual consolidated financial forecasts for FY2010 annouced on August 3, 2009 and our actual results for the same period announced today. The company also amends its consolidated and unconsolidated financial forecasts for FY2010, announced on April 27, 2009.


1. Difference between the forecasts and the semi-annual consolidated actual results
   Difference between the forecasts and the semi-annual actual financial
   results for FY2010 (from April 1, 2009 to September 30, 2009)          (million yen)
-----------------------------------------------------------------------------------------
                                                                                 Net
                                    Net      Operating   Ordinary       Net     income
                                 revenues     income      income       income  per share
-----------------------------------------------------------------------------------------
Previous forecasts (A)            660,000       6,000      8,000       4,000    9.38yen
-----------------------------------------------------------------------------------------
Actual results (B)                718,909      11,122     12,925       6,805   15.97yen
-----------------------------------------------------------------------------------------
Difference (B - A)                 58,909       5,122      4,925       2,805          -
-----------------------------------------------------------------------------------------
Difference (%)                        8.9        85.4       61.6        70.1          -
-----------------------------------------------------------------------------------------
(Reference) Actual results of
the corresponding period of
the preceding year                880,840      27,910     31,148      17,138   40.22yen
(First half of FY2009)
-----------------------------------------------------------------------------------------


2. Reasons for the Difference
   In the first half of FY2010, the net revenues, operating income, ordinary income and net income exceeded the previously announced forecasts, due to factors such as the increase in sales units in both domestic and overseas markets, the progress made in cost reduction efforts and the decrease in depreciation costs.

3. Amendments to the forecasts
   Amendments to the forecasts of consolidated financial results for FY2010
   (from April 1, 2009 to March 31, 2010)                                 (million yen)
-----------------------------------------------------------------------------------------
                                                                                 Net
                                    Net      Operating   Ordinary       Net     income
                                 revenues     income      income       income  per share
-----------------------------------------------------------------------------------------
Previous forecasts (A)          1,400,000      17,000     16,000       8,000   18.77yen
-----------------------------------------------------------------------------------------
New forecasts (B)               1,450,000      26,000     27,000      13,000   30.51yen
-----------------------------------------------------------------------------------------
Amount changed (B - A)             50,000       9,000     11,000       5,000          -
-----------------------------------------------------------------------------------------
% of change                           3.6        52.9       68.8        62.5          -
-----------------------------------------------------------------------------------------
(Reference)
Actual results for FY2009       1,631,395      38,191     39,455      22,074   51.80yen
-----------------------------------------------------------------------------------------


   Amendments to the forecasts of unconsolidated financial results for FY2010
   (from April 1, 2009 to March 31, 2010)                                 (million yen)
-----------------------------------------------------------------------------------------
                                                                                 Net
                                    Net      Operating   Ordinary       Net     income
                                 revenues     income      income       income  per share
-----------------------------------------------------------------------------------------
Previous forecasts (A)          1,100,000       4,000      6,000       4,000    9.37yen
-----------------------------------------------------------------------------------------
New forecasts (B)               1,100,000       8,000     10,000       6,000   14.06yen
-----------------------------------------------------------------------------------------
Amount changed (B - A)                  -       4,000      4,000       2,000          -
-----------------------------------------------------------------------------------------
% of change                             -       100.0       66.7        50.0          -
-----------------------------------------------------------------------------------------
(Reference)
Actual results for FY2009       1,249,948      15,256     18,236       6,434   15.08yen
-----------------------------------------------------------------------------------------


4. Reasons for the Amendments
   The operating income, ordinary income and net income exceeded the previously announced forecasts, due to factors such as the increase in sales units in both domestic and overseas markets, the progress made in cost reduction efforts and the decrease in depreciation costs.


[Note]
   The forecasts stated above are based upon information that is currently in the Company's possession. The forecasts stated above are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or financial positions to be materially different from the forecasts expressed or implied in this notice.